UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-206749-02

CNH EQUIPMENT TRUST 2016-B

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-206749

CNH CAPITAL RECEIVABLES LLC

(Exact name of depositor as specified in its charter)

CNH INDUSTRIAL CAPITAL AMERICA LLC

(Exact name of sponsor as specified in its charter)

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

(630) 887-5451

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CNH Equipment Trust 2016-B

Asset-Backed Notes, Classes A-1, A-2a, A-2b, A-3, A-4, and B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, CNH Equipment Trust 2016-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 17, 2020	CNH CAPITAL RECEIVABLES LLC, as Depositor

		By:	/s/ Christopher Morris
		Name:	Christopher Morris
		Title:	Assistant Treasurer

CNH EQUIPMENT TRUST 2016-B

		By:	New Holland Credit Company, LLC, as Administrator and Servicer

		By:	/s/ Christopher Morris
		Name:	Christopher Morris
		Title:	Assistant Treasurer